Exhibit 19(a)(5)(i)

Changes in the Registrant’s Independent Public Registered Accounting Firm

On July 24, 2025, Ernst & Young LLP (“EY) declined to stand for re-election as the independent auditors for Puerto Rico Residents Tax-Free Fund VI, Inc. (the “Fund”).

EY’s audit reports on the Fund’s financial statements for the two years ended June 30, 2023 and June 30, 2024 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the two years ended June 30, 2023 and June 30, 2024 and the subsequent interim period through July 24, 2025 (i) there were no disagreements with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused them to make reference to the subject matter of the disagreements in connection with their reports on the Funds’ financial statements for such years; and (ii) there were no “reportable events” of the kind described in Item 304(a)(1)(v) of Regulation S-K.

The Fund requested that EY furnish it with a letter addressed to the Securities Exchange Commission stating whether EY agrees with the statements contained above. A copy of the letter from the EY to the Securities Exchange Commission is filed as an exhibit hereto.

In view of EY’s declination to stand for re-election as the independent auditors for the Fund, the Audit Committee completed a competitive process to review the appointment of the Fund’s independent registered public accounting firm for the 2024-2025 fiscal year. As a result of this process and following careful deliberation, on or about August 21, 2025, the Fund engaged Cohen & Company, Ltd. (“Cohen”) as its independent registered public accounting firm for the Fund’s fiscal year ended June 30, 2025. The decision to select Cohen was recommended by the Funds’ Audit Committee and was approved by the Fund’s Board of Directors on August 21, 2025.

During the two years ended June 30, 2023 and June 30, 2024 and during the subsequent interim period through July 24, 2025, neither the Fund, nor any party on the Fund’s behalf, consulted with Cohen on items which: (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund’s financial statements, and no written report or oral advice was provided to the Fund that Cohen concluded was an important factor considered by the Fund in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(iv) of said Item 304). The selection of Cohen does not reflect any disagreements with or dissatisfaction by the Fund or the Fund’s Board of Directors with the performance of the Fund’s prior independent auditors EY for the fiscal years ended June 30, 2023 and June 30, 2024.

Cohen, with offices located at 1835 Market St., Suite 310, Philadelphia, PA 19103, has been selected by the Fund’s Audit Committee, which selection has been ratified by a vote of the Board of Directors, including a majority of the Independent Directors, to serve as the Fund’s independent auditors for the fiscal year ending June 30, 2025. Cohen has advised the Fund that it is independent with respect to the Fund, in accordance with the applicable requirements of the SEC.